# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 05/13/2025
Amends the filing with accession number 0001552781-22-000158
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Prashanth Mahendra-Rajah, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 325,973,411; shared voting power 0; sole dispositive power 325,973,411; shared dispositive power 0; aggregate amount beneficially owned 325,973,411 (23% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 325,973,411 shares of Class A common stock, par value $0.00001 per share, of Aurora Innovation, Inc.
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated based on 1,418,704,343 shares of Class A common stock outstanding as of May 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2025.
  
  This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Aurora Innovation, Inc. (the "Issuer"), and hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022 (as amended by Amendment No. 1, filed with the SEC on July 24, 2023, and as further amended by Amendment No. 2, filed with the SEC on May 8, 2024, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Aurora Innovation, Inc.
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Uber Technologies, Inc. (the "Reporting Person" or "Uber"), a publicly traded Delaware corporation, because the Reporting Person beneficially owns 325,973,411 shares of Class A Common Stock through Neben Holdings, LLC, a wholly-owned subsidiary of the Reporting Person ("Neben Holdings"). The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. The business address of the Reporting Person is 1725 3rd Street, San Francisco, CA 94158. Set forth on Schedule I filed as Exhibit 99.1 hereto ("Schedule I"), which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person's directors and executive officers.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On May 13, 2025, the Reporting Person entered into a Purchase Agreement (the "Purchase Agreement") with an initial purchaser (the "Initial Purchaser"), providing for the issuance of $1.0 billion principal amount of 0.0% Exchangeable Senior Notes due 2028 (the "Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and granting the Initial Purchaser an option to purchase up to an additional $150 million principal amount of the Notes. The sale of the Notes is expected to close on May 20, 2025, subject to customary closing conditions. The expected terms of the Notes are as follows.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on May 15, 2028, unless earlier exchanged, redeemed or repurchased. The Notes will be exchangeable into cash, or, subject to the satisfaction of certain share delivery conditions, shares of Class A Common Stock, or a combination of cash and shares of Class A Common Stock, at the Reporting Person's election. The exchange rate will initially be 117.6471 shares of Class A Common Stock per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $8.50 per share of Class A Common Stock). The exchange rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or if the Reporting Person delivers a notice of redemption, the Reporting Person will, in certain circumstances, increase the exchange rate for a holder who elects to exchange its Notes in connection with such a corporate event or exchange its Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

In connection with the offering of the Notes, the Reporting Person has agreed to a customary lock-up with the Initial Purchaser related to the Class A Common Stock.

Dara Khosrowshahi, the Reporting Person's Chief Executive Officer, resigned from the Issuer's board of directors effective December 31, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 325,973,411 shares of Class A Common Stock, which represent approximately 23.0% of the outstanding shares of Class A Common Stock as of May 1, 2025. The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 1,418,704,343 shares of Class A Common Stock issued and outstanding as of May 1, 2025, as described in the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2025, and does not include any issued and outstanding shares of Class B common stock, $0.00001 par value per share, of the Issuer, which are convertible into shares of Class A Common Stock. None of the persons named in Schedule I beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over an aggregate of 325,973,411 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 - Schedule I

## Signatures
- Uber Technologies, Inc.: /s/ Prashanth Mahendra-Rajah, Chief Financial Officer (05/15/2025)